MECHEL REPORTS 1H2015 OPERATIONAL RESULTS

Moscow, Russia – September 11, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2015 operational results.

Production and sales for 1H2015

Production:

Product Name	1H2015, thousand	1H2014, thousand	%	2Q2015, thousand	1Q2015, thousand	%
	tonnes	tonnes		tonnes	tonnes
Run-of-Mine Coal	11 448	11 198	+2	5 941	5 506	+8

Pig Iron	2 045	1 900	+8	994	1 051	-5

Steel	2 147	2 127	+1	1 045	1 102	-5

Sales:

Product Name	1H2015, thousand	1H2014, thousand	%	2Q2015, thousand	1Q2015, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	4 068	5 354	-24	2 028	2 040	-1

PCI	1 322	1 623	-19	669	653	+3

Anthracites	1 109	1 001	+11	564	544	+4

Steam coal	3 039	2 528	+20	1 563	1 476	+6

Iron ore concentrate	1 317	1 886	-30	609	707	-14

Coke	1 484	1 491	0	718	767	-6

Ferrosilicon	39	42	-7	17	22	-22

Flat products	237	227	+4	120	117	+2

Long products	1 367	1 588	-14	730	637	+15

Billets	112	61	+84	31	81	-62

Hardware	340	384	-11	170	171	0

Forgings	28	26	+8	14	14	+2

Stampings	32	44	-27	20	13	+57

Electric power generation (thousand kWh)	2 284 107	1 865 378	+22	1 115 317	1 168 791	-5

Heat power generation (Gcal)	3 139 076	3 374 964	-7	1 035 991	2 103 085	-51

Key investment projects progress

Universal rolling mill:

Product Name	1H2015, thousand	1H2014, thousand tonnes	%	2Q2015, thousand tonnes		1Q2015, thousand	%
	tonnes					tonnes
Rails, beams
and shapes	78	52		+50	34	44	-23

Elga Coal Complex:

   Product Name       1H2015, thousand       1H2014, thousand tonnes    %    2Q2015, thousand tonnes   1Q2015, thousand        %
                      tonnes                                                                           tonnes

   Run-of-mine coal                    1 864                       223                +734              1 022                 841               +21

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 2Q2015 operational results:

“Throughout the second quarter, global commodity prices continued to slump, reaching their 13-year minimum in June. Nevertheless, the fundamental leadership of most of Mechel’s Russian assets on the global cost curve enables us to preserve stable production and sales levels since the year’s beginning.

“Despite highly complicated market factors, in this accounting period Mechel not only retained coal mining volumes, but demonstrated an 8-percent growth on this point.

“Sales of coking coal concentrate from Southern Kuzbass Coal Company and Yakutugol went down only slightly (by 1%) due to re-orientation of supplies from export to the domestic market. In 2Q2015 mining at Mechel’s key investment project ¯ the Elga deposit ¯ went up by 21%.

“The 3-percent increase of PCI sales is primarily due to a hike in acquisitions from Chinese steelmakers. The 4-percent quarter-on-quarter rise in anthracite sales was due to a seasonal increase in supplies to Chelyabinsk Metallurgical Plant’s agglomeration workshop.

“Steam coal sales went up by 6% as compared to 1Q2015 due to an increase in shipments from the Elga deposit.

“Iron ore concentrate sales in 2Q2015 went down by 14% quarter-on-quarter due to the cessation of supplies to Asia Pacific for reasons of unfavorable market situation, as well as planned repairs at Korshunov Mining Plant’s washing facilities.

“The steel segment’s production levels went down quarter-on-quarter, with steelmaking down by 5% and pig iron production down by 5%. The reason for the decrease lay in planned equipment repairs in Chelyabinsk Metallurgical Plant’s blast furnace and oxygen converter facilities.

“In 2Q2015, Mechel received a certificate of compliance with the Customs Union’s technical requirements for rails of up to 100 meters in length produced at Chelyabinsk Metallurgical Plant’s universal rolling mill. The company is currently negotiating the date when our supplies to Russia’s largest consumer of this product type, Russian Railways OAO, will begin.

“In keeping with our strategy of developing the company’s steel business, we increased the share of high value-added products in our overall sales structure. In 2Q2015 sales of flat rolls went up by 2% and long rolls ¯ by 15% quarter-on-quarter due to a seasonal hike in demand from construction companies. On the domestic market, the share of our universal rolling mill’s structural beams is some 20%. We intend to continue our active expansion into new product niches.

“The 62-percent decrease in billet sales is due to the fact that this product’s sales to third parties are made residually. Today the billets we produce are mostly used in the technological cycle of the Group’s steelmaking facilities to produce high-margin end products.

“In 2Q2015, the market showed an increased demand for stampings from engineering companies, which enabled us to increase stampings sales by 57%. We also increased forgings sales by 2% due to a rise in this product’s consumption in Western Europe.

“Sales of ferrosilicon from Bratsk Ferroalloys Plant to the Group’s facilities and third parties remained at the previous quarter’s level. The 22-percent difference is due to some shipments being transferred to the next accounting period.

“In the power division, in 1H2015 electricity production went up by 22% as compared to the same period last year due to stable and accident-free operations at Southern Kuzbass Power Plant where facilities are being modernized. The 7-percent decrease in heat production is due to the cessation of our lease of Beloretsk’s heat network complex starting in 2H2014.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.